9D 4/3

14049690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36916

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vaughan & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic Street
(No. and Street)

Ridgewood	NJ	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Vaughan, III 201-444-1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albanese, Michael F.
(Name – *if individual, state last, first, middle name*)

18 Lisa Ct.	Parsippany	NJ	07054
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 05 2014
05 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 4/4/14

OATH OR AFFIRMATION

I, James D. Vaughan, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaughan & Company Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EILEEN M. VAUGHAN
Notary Public, State of New Jersey
My Commission Expires
January 02, 2017

Eileen M. Vaughan
Notary Public

James Vaughan
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAUGHAN & COMPANY SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2013 AND 2012

VAUGHAN & COMPANY SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2013 AND 2012

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013 AND 2012

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To The Stockholders of:
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

I have audited the accompanying statements of financial condition of Vaughan & Company Securities, Inc. as of December 31, 2013 and 2012, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael F. Albanese, CPA
Parsippany, NJ 07054

February 25, 2014

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2013 and 2012

ASSETS

		2013		2012
CURRENT ASSETS				
Cash	$	104,569	$	95,252
Commissions receivable		212,776		158,993
Prepaid rent		-		1,000
Prepaid taxes		-		4,249
TOTAL CURRENT ASSETS		317,345		259,494
TOTAL ASSETS	$	317,345	$	259,494

LIABILITIES AND STOCKHOLDERS' EQUITY

		2013		2012
CURRENT LIABILITIES				
Accounts payable	$	21,486	$	44,702
Accrued expenses		54,541		31,640
Payroll taxes payable		4,726		2,322
401(k) payable		-		21,774
TOTAL CURRENT LIABILITIES		80,753		100,438
STOCKHOLDERS' EQUITY		236,592		159,056
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	317,345	$	259,494

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

For the Years Ended December 31, 2013 and 2012

	2013	2012
INCOME		
Commission and other income, net of clearance and execution charges	$ 1,854,418	$ 1,560,448
Interest income	15,829	14,006
TOTAL INCOME	1,870,247	1,574,454
EXPENSES		
Salaries and deferred compensation	1,157,191	936,467
Travel and selling	154,635	188,445
Commissions	8,234	27,450
Payroll taxes and benefits	169,557	139,700
Securities fees	23,188	13,236
Rent and occupancy	51,000	58,000
Professional fees	15,315	17,993
Office and miscellaneous	126,319	80,414
Auto lease expense	18,413	12,413
TOTAL EXPENSES	1,723,852	1,474,118
INCOME BEFORE TAXES	146,395	100,336
INCOME TAXES	8,359	1,000
NET INCOME	138,036	99,336
RETAINED EARNINGS - beginning	129,056	142,753
Less: Distributions	(60,499)	(113,033)
RETAINED EARNINGS - ending	$ 206,593	$ 129,056

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2013 and 2012

	Class A Stock	Class B Stock	Retained Earnings	Total
Balance at January 1, 2012	$ 300	$ 29,700	$ 142,753	$ 172,753
Net income	-	-	99,336	99,336
Dividends distributed	-	-	(113,033)	(113,033)
Balance at December 31, 2012	$ 300	$ 29,700	$ 129,056	$ 159,056
Net income	-	-	138,036	138,036
Dividends distributed	-	-	(60,499)	(60,499)
Balance at December 31, 2013	$ 300	$ 29,700	$ 206,593	$ 236,593

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013 and 2012

		2013		2012
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	138,036	$	99,336
Change in:				
Commissions receivable		(53,783)		2,268
Prepaid assets		5,249		
Accounts payable		14,581		(16,332)
Other current liabilities		(40,431)		6,155
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		63,652		91,427
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan payable		6,164		-
Dividends distributed		(60,499)		(113,033)
NET CASH PROVIDED BY FINANCING ACTIVITIES		(54,335)		(113,033)
NET INCREASE (DECREASE) IN CASH		9,317		(21,596)
CASH - beginning		95,252		116,848
CASH - ending	$	104,569	$	95,252
SUPPLEMENTAL DISCLOSURES:				
Cash paid for:				
Income Tax	$	8,359	$	1,000

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities, provides investment advice and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. The business commenced in March 1987.

Cash

The Company maintains accounts with various brokerage companies executing various security transactions. Included in these accounts are commissions earned but not yet forwarded by the brokerage company.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Investment Advisory Fees

Fee revenue is recorded when earned. Fees receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commission's receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

Reclassification

Certain reclassifications may have been made to the prior year's financial statements in order to conform to classifications used for the current year.

2. RETIREMENT PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense at December 31, 2013 and 2012 was $18,499 and $5,824 respectively.

3. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., and Lois M. Vaughan, Esq. are controlled under common ownership. The services performed for their clients and the revenues received are interrelated. Employees of related companies perform many duties, including bookkeeping, accounting, legal and other administrative functions. The Company pays management and other fees to related companies for these expenses.

The Company rents office space from Lois Vaughan, spouse of the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the periods ending December 31, 2013 and 2012 were $51,000 and $58,000, respectively. Various other general building and office expenses are shared with the related companies. The allocation of these expenses is based on a written agreement.

Related party transactions are summarized as follows:

	2013	2012
Expenses		
Rent	51,000	58,000
	$ 51,000	$ 58,000

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013, the Company had net capital of $224,378 which was $119,378 in excess of its required net capital of $5,000.

5. INCOME TAXES

The provision for income taxes consists of:	2013	2012
Total Provision (Only state of New Jersey)	$8,359	$1,000

6. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commissions receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2013 and 2012 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

8. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2013	2012
Common stock		
Class A, voting, $3 par value — 100 shares authorized, 100 shares issued and outstanding	$ 300	$ 300
Class B, nonvoting, $3 par value — 9,900 shares authorized, 9,900 shares issued and outstanding	29,700	29,700
Retained earnings	206,593	129,056
Total Stockholders' Equity	$236,593	$159,056

9. SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 25, 2014 which was the date the financial statements were available to be issued. There were no reportable subsequent events through the date this report is filed.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013 and 2012

	2013	2012
Total stockholders' equity	$ 236,593	$ 159,056
Less ineligible assets:		
Advances to Affiliate	10,975	
Securities Haircut	1,240	
Prepaid Rent	-	1,000
Prepaid Taxes	-	4,249
Total	-	5,249
Net Capital	$ 224,378	$ 153,807

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II

Reconciliation Pursuant To Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2013 and 2012

	2013	2012
Net capital per unaudited report	$ 236,593	$ 157,930
Assets included in unaudited report		4,123
Advances to Affilates	10,975	
Securities Haircut	1,240	
Liabilities not included in unaudited report	-	-
Net capital per computation of net capital	$ 224,378	$ 153,807

The accompanying notes are an integral part of the financial statements.

**To the Stockholders of:
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey 07450**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 25, 2014

In planning and performing my audit of the financial statements and supplemental schedules of Vaughan & Company Securities, Inc. (the Company) for the year ended December 31, 2013, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

To the Stockholders of:
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey 07450

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (Cont'd)

February 25, 2014

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Michael F. Albanese, CPA
Parsippany, NY 07054

February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036916 FINRA DEC
VAUGHAN & COMPANY SECURITIES INC 11*11
68 PASSAIC ST
RIDGEWOOD NJ 07450-4310

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4676.59

B. Less payment made with SIPC-6 filed (**exclude interest**) (2381.16)

7/24/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2295.43

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2295.43

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,295.43

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vaughan + Co Securities Inc
(Name of Corporation, Partnership or other organization)

James Vaughn
(Authorized Signature)

CEO
(Title)

Dated the 29 day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,870,035

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,870,035

2e. General Assessment @ .0025 $ 4676.59

(to page 1, line 2.A.)